15026511

SEC ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/14 (MM/DD/YY) AND ENDING 1/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford (City) IL (State) 61107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Bates 815-332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC.
(Name – *if individual, state last, first, middle name*)

1415 E. State Street, Suite 608 (Address) Rockford, (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities Inc., as of January 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
VIRGINIA L WHITTINGTON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-16-2017

George E Bates
Signature

Title

Virginia L. Whittington
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.

ANNUAL AUDIT REPORT
For the Year Ended
January 31, 2015

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

BATES SECURITIES, INC.

ANNUAL AUDIT REPORT
For the Year Ended
January 31, 2015

TABLE OF CONTENTS

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statement of Bates Securities, Inc. (an Illinois Corporation), which comprise the statement of financial condition as of January 31, 2015, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bates Securities, Inc.'s management is responsibility for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information on pages 13 through 20 has been subjected to audit procedures performed in conjunction with the audit of Bates Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bates Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm, LLC

Rockford, Illinois
March 16, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

BATES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
January 31, 2015

ASSETS

CURRENT:	
Cash and cash equivalents	$ 3 295
Commissions receivable	128 378
Marketable securities, at market	65 159
Due from affiliates	607
TOTAL ASSETS	$ 197 439

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses:	
Salaries and commissions	$ 7 409
Payroll taxes	1 038
TOTAL LIABILITIES	8 447
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600
Additional paid-in capital	18 100
Retained earnings	167 292
TOTAL STOCKHOLDER'S EQUITY	188 992
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 197 439

See independent accountants' audit report and notes to financial statements.

BATES SECURITIES, INC.

STATEMENT OF INCOME
For the year ended January 31, 2015

REVENUE:	
Commissions	$2 817 916
Income on investment: Unrealized gain	1 242
Interest	37
	2 819 195
EXPENSES:	
Salaries and commissions	400 108
Fees and reimbursement of expenses to affiliates	2 358 256
Payroll taxes	6 449
Bank charges	230
Professional fees	17 154
Profit-sharing	2 506
Regulatory fees	23 289
Compliance work	39 000
	2 846 992
Income before income taxes	(27 797)
INCOME TAXES	1 820
NET LOSS	$ (29 617)

See independent accountants' audit report and notes to financial statements.

BATES SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended January 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2014	3 600	18 100	70 927	92 627
Restatement	-	-	125 982	125 982
Balance, as restated	3 600	18 100	196 909	218 609
Net loss	-	-	(29 617)	(29 617)
Balance, January 31, 2015	$ 3 600	$ 18 100	$ 167 292	$ 188 992

See independent accountants' audit report and notes to financial statements.

BATES SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended January 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (29 617)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(1 242)
Commissions receivable	9 539
Due to/from affiliates	5 219
Income taxes	(1 300)
Accrued expenses	2 759
Total adjustments	14 975
NET DECREASE IN CASH	(14 642)
CASH AND CASH EQUIVALENTS, beginning of year	17 937
CASH AND CASH EQUIVALENTS, end of year	$ 3 295

See independent accountants' audit report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
Bates Securities, Inc. (Company) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company introduces and forwards, as a broker, all security transactions and accounts to David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Financial Statement Presentation
The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation
Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Deferred income taxes
Deferred income taxes may result from timing differences created by the use of the accrual method for financial reporting purposes and the cash basis for income tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Marketable equity securities held by the Company totaling $65,159 at January 31, 2015, consist of actively traded mutual funds which are valued at the net asset value of the share held by the Company at year end (level 1).

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2015 was $179,664 and aggregate indebtedness was $8,447. The ratio of aggregate indebtedness to net capital at January 31, 2015 was 4.70 to 1.

NOTE 4 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 84 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $2,358,256 for the year ended January 31, 2015 and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 5 - PROFIT SHARING PLAN

The Company has a defined contribution plan which covers all employees who meet the plan's eligibility requirements.

A feature of the plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company-matching contribution.

The Company's safe harbor contribution was $2,506 for the year ended January 31, 2015.

NOTE 6 - INCOME TAXES

Income tax differs from the statutory rate primarily due to the utilization of net operating loss carryforwards and unrealized gain on investments.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax positions will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at January 31, 2015.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 8 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 16, 2015, the date the financial statements were available to be issued. There are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

NOTE 9 - RESTATEMENT

An amount of $125,982 has been included in retained earnings at January 31, 2014 to account for the accrual of 12b1 fees from the prior year.

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 188,992
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	188,992
Deduct non-allowable assets, Due from affiliates	(607)
Net capital before haircuts on securities position	188,385
Deduct haircuts:	
Other securities	(8,355)
Undue concentration	(366)
Total haircuts	(8,721)
NET CAPITAL	$ 179,664

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2015

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5,000
Excess net capital	$ 174,664
Excess net capital at 1000% (net cap-10% of AI)	$ 178,819

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 8,447
Percentage of aggregate indebtedness to net capital	4.70%

BATES SECURITIES, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2015

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 59,522
Adjustments,	
Commissions receivable	118,366
Undue concentration	1,776
Net capital as currently reported on Schedule I	$ 179,664

BATES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2015

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION January 31, 2015

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bates Securities, Inc.
Chicago, Illinois

We have reviewed management's statements, including in the accompanying exemption report, in which (1) Bates Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bates Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii)and (2) Bates Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Bates Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bates Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm, LLC

Rockford, Illinois
March 16, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Bates Securities, Inc.
8437 Northern Avenue
Rockford, IL 61107

Bates Securities, Inc.'s Exemption Report

Bates Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Bates Securities, Inc.

I, George E Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: George E Bates

Title:

March 16, 2015

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Payment (Form SIPC-6) and General Reconciliation [Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2015, which were agreed to by Bates Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluation Bates Securities, Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Bates Securities, Inc.'s management is responsible for the Bates Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-6 and Form SIPC-7 with respective cash disbursement in the general ledger and to a copy of disbursed check, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended January 31, 2015, noting no differences other than those caused by the respective reports covering different time periods (December vs. January year ends).

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Bates Securities Statement of Income, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Beggin Tipp Lamm, LLC

Rockford, Illinois
March 16, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601